SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	November	2013
Commission File Number	001-31395

Sonde Resources Corp.
(Translation of registrant’s name into English)

Suite 3100, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated November 5, 2013

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was filed with the Securities and Exchange Commission on August 12, 2011 (File No. 333-176261).

MARQUEE ENERGY LTD. ANNOUNCES DELEVERAGING TRANSACTION WITH SONDE RESOURCES AND CONSOLIDATION OF OIL FOCUSED MICHICHI CORE AREA
NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Calgary, Alberta - November 5, 2013 - Marquee Energy Ltd. ("Marquee" or the "Company") (TSXV: MQL) and Sonde Resources Corp. ("Sonde") (TSX: SOQ) (NYSE MKT: SOQ) are pleased to announce that they have entered into an agreement (the "Arrangement Agreement") whereby Marquee will acquire substantially all of the Western Canadian assets of Sonde, including all of its Southern Alberta properties (the "Assets"), (the "Transaction"). The Assets are primarily located in Marquee’s core area at Michichi, Alberta immediately offsetting Marquee’s lands and production. Pursuant to the Transaction, Sonde will transfer the Assets and related tax pools to a newly formed subsidiary of Sonde, which will either amalgamate with a wholly-owned subsidiary of Marquee or be directly acquired by Marquee pursuant to a plan of arrangement (the "Plan of Arrangement").

Pursuant to the Transaction, Sonde will, subject to the election below, receive 0.72 of a Marquee common share (a “Marquee Share”) for each Sonde common share (a “Sonde Share”) outstanding, or in aggregate, 44,857,041 Marquee Shares. Alternatively, Sonde has an option until November 20, 2013 to elect to receive 0.34 of a Marquee Share for each Sonde Share outstanding, or in aggregate 21,182,492 Marquee Shares, and Sonde to receive $15 million in cash (the “Cash Election”). Pursuant to the Plan of Arrangement, Sonde will distribute all Marquee Shares received to its shareholders, and retain the cash received if so elected.

Marquee shareholders will own approximately 55% of the pro forma shares outstanding following the Transaction, or if the Cash Election is made by Sonde, Marquee shareholders will own approximately 72% of the pro forma shares outstanding. The combined entity will continue to be led by current management of Marquee. The new Board of Directors of Marquee would be comprised of Richard Alexander, Glenn Carley, Dennis Feuchuk and Richard Thompson from Marquee and James Riddell, William Roach and Greg Turnbull from Sonde.
The Board of Directors of Sonde and Marquee have unanimously approved the Transaction and shareholders representing 12% of the issued and outstanding Sonde Shares, including management, directors and significant shareholders of Sonde, have entered into agreements with Marquee pursuant to which they have agreed to vote their shares in favour of the Transaction.
STRATEGIC RATIONALE
This acquisition represents a progression of Marquee’s strategy of becoming a focused, top-tier oil-weighted company with a clear path to repeatable and sustainable growth. Through the Transaction, Marquee substantially augments its production, land base and drilling inventory at its Michichi core area, doubling its overall corporate production to approximately 4,000 boe/d (50% oil and liquids), and positions the Company for future liquids growth with a stronger balance sheet. Almost 74% of the production involved in the Transaction is from the Michichi area.
Over the past 18 months, the two companies have placed 16 new horizontal wells on production at Michichi , and now have combined production of over 2,400 boe/d in the area and have established Michichi as an ideal platform for low cost, high netback, repeatable growth. Optimization of drilling and completion techniques has reduced capital costs to less than $2.5 million per well, and netbacks on Marquee’s new production at Michichi in the second quarter of 2013 exceeded $52.00/boe. Marquee and Sonde both believe that the creation of a larger, contiguous land base in the area offers numerous opportunities for further operating and capital cost reductions through: infrastructure, land and development synergies, application of continually improving drilling and completion techniques, and scalability of drilling programs.

Anticipated benefits of the Transaction for Marquee and shareholders of Sonde are as follows:

•
creates a dominant presence in the Michichi area, with approximately 2,400 boe/d of combined production, a substantial low risk technically supported drilling inventory at Michichi of more than 155 locations and a dominant, operated, high working interest net undeveloped land base of approximately 180 sections;

•
materially improves Marquee’s financial flexibility, providing it with the ability to grow with estimated pro forma debt to cash flow of approximately 1.5 times for 2014 (or 1.8 times if the Cash Election is made by Sonde);

•
combined assets and infrastructure provide the opportunity to reduce future operating and capital costs on both an area basis and on a corporate basis through infrastructure, land and development synergies in the Michichi area and;

•	Sonde Shareholders preserve the upside of the North Africa and Western Canada exploration properties while participating in a growth-oriented, oil focused Marquee portfolio.
SUMMARY OF THE TRANSACTION
Through the Transaction, Marquee is acquiring high-quality, oil and natural gas assets at Michichi contiguous with its own operations in the area. The Assets have total current production of 1,900 boe/d (with 1,400 boe/d in Michichi), a low risk horizontal development drilling inventory of more than 40 unbooked locations and approximately 37,500 acres of net undeveloped land at Michichi. The Assets also contain significant owned infrastructure including a battery with capacity for 2,000 bbl/d, in addition to various area pipelines, gathering systems, and compressor stations.
The Transaction and the Assets have the following characteristics:

Current Production (1)	1,900 boe/d
PDP Reserves (2)	4,100 Mboe
Proved Reserves (2)	5,100 Mboe
Proved + Probable Reserves (2)	9,400 Mboe
Proved + Probable NPV 10% (2)(3)	$109 million
Proved + Probable RLI (2)(4)	13.6 years
Current Operating Netback (5)	$17.24/boe
Drilling Locations (6)	>40 horizontal locations at Michichi
Net Undeveloped Land (6)	101,100 acres (37,500 acres at Michichi)

Notes:
(1)    Production based on September 2013 sales volumes

(2)
Derived per the Sonde Reserves Report prepared by GLJ Petroleum Consultants Ltd. effective December 31, 2012. (the "Sonde Reserves Report"). The Sonde Reserves Report has not been adjusted to reflect changes in reserves occurring after December 31, 2012 as a result of production, drilling or other events.

(3)	Before tax net present value based on a 10 percent discount
(4)    Based on current production.

(5)	Calculated by subtracting royalties, operating costs and transportation costs from revenue from Sonde's second quarter Q2 2013 financial statements.
(6)    Internal estimates.

KEY ATTRIBUTES OF PRO FORMA MARQUEE
This deleveraging Transaction is accretive to Marquee on a debt adjusted cash flow, production, reserves, and net asset value per share basis. Marquee’s pro forma profile after giving effect to the transaction and including the Assets is currently anticipated to be as follows:

Shares Outstanding	99.5 million or, 75.8 million if the Cash Election is made by Sonde
Current Production(2)	~4,000 boe/d (50% oil and NGLs)
Proved Developed Producing Reserves(4)	7,800 Mboe
Proved Reserves(4)	11,600 Mboe
Proved + Probable Reserves(4)	21,400 Mboe
Proved + Probable NPV 10%(4)	$254 million
Proved + Probable RLI(4,5)	14.7 years
Drilling Locations(3)	180 net wells (includes ~155 horizontal locations at Michichi)
Net Undeveloped Land(3)	250,000 acres (~116,000 acres at Michichi)
Tax Pools	approximately $170 million
Q4 2013 Exit Net Debt(3)	$57.5 million or, $72.5 million if the Cash Election is made by Sonde
Credit Facility	$85 million
2013 exit production rate(3)	4,400 - 4,600 boe/d
2014 average production guidance(3)	4,500 - 4,700 boe/d (54% oil & NGLs)
2014 exit production rate(3)	5,000 - 5,200 boe/d (56% oil & NGLS)
2014 forecast cash flow	$37 -39 million
2014 operating netback	$28/boe
2013 exit debt to 2014 cash flow(3)	1.5 times or, 1.8 times if the Cash Election is made by Sonde
In conjunction with the Transaction, Marquee expects to execute a $45 million capital program for 2014. (1) The capital budget is designed to focus on oil opportunities in Marquee’s two core areas, Michichi and Lloydminster, and is intended to be fully funded using forecasted cash flow from operations and its available credit facility. Marquee anticipates drilling approximately 14 Michichi horizontal wells and six Lloydminster vertical wells. The Company expects to have total credit facilities of $85 million on a pro forma basis post-closing of the Transaction, based on a letter of intent from Marquee’s lender. Marquee’s production averaged 2,139 boe/d in the third quarter of 2013, and on a standalone basis Marquee is reiterating its 2013 exit guidance of 2,700 boe/d with production additions from its capital program at Michichi and Lloydminster in the second half of 2013.
Notes:

(1)	WTI C$95 and AECO C$3.25

(2)	Production based on September 2013 sales volumes.

(3)	Internal estimates

(4)
Derived from Marquee Reserves Report prepared by Sproule Associates Limited effective December 31, 2012 and the Sonde Reserves Report. Neither the Marquee Reserves Report nor the Sonde Reserves Report has been adjusted for changes occurring after December 31, 2012 including production, drilling or other events.

(5)	Based on current production.

SONDE GOING FORWARD
Upon completing the Transaction Sonde will continue as a publicly-traded entity under the ticker “SOQ”, with a business focused on the development of the Zarat field and exploration of the Joint Oil Block in North Africa.

Sonde will retain its current cash and working capital balances of approximately $21 million, in addition to cash received in the Transaction should Sonde make the Cash Election. In addition, Sonde will retain ownership of about 100,000 net acres of Western Canada exploration assets, split approximately equally between its Eaglesham area Wabamun play and west central Alberta Duvernay play. Sonde will continue to seek strategic alternatives for the Western Canada exploration acreage, which could include cash sales, farm-outs, other forms of merger, or other options.
PLAN OF ARRANGEMENT
Marquee and Sonde have entered into the Arrangement Agreement pursuant to which Marquee and Sonde have agreed that the Transaction will be undertaken by means of the Plan of Arrangement.
The Board of Directors of Sonde unanimously supports the Transaction, has unanimously determined that the Transaction is fair to Sonde shareholders and in the best interest of Sonde and has agreed to unanimously recommend that the shareholders of Sonde vote in favor of the Transaction. Certain Sonde shareholders, including all officers and directors, who collectively hold over 12% of the issued and outstanding Sonde Shares, have entered into agreements with Marquee pursuant to which they have agreed to vote their shares in favour of the Transaction at the Sonde shareholder meeting.
Under the terms of the Arrangement Agreement, both Sonde and Marquee have agreed that they will not solicit or initiate any inquiries or discussions regarding any other business combination or sale of assets, subject to the fiduciary duty of either the Sonde or Marquee board of directors in the event that an unsolicited superior proposal is received by Sonde or Marquee, respectively. Each of Sonde and Marquee has granted the other a three business day right to match any superior proposal. Each of Marquee and Sonde have agreed to pay a non-completion fee of $2.0 million to the other in certain circumstances as set forth in the Arrangement Agreement, including upon any acceptance of a superior proposal.
The Transaction is subject to the approval of the Alberta Court of Queen's Bench under the Business Corporations Act (Alberta), the receipt of all necessary regulatory and stock exchange approvals, the requisite approval of the shareholders of Sonde, and satisfaction of certain other closing conditions that are customary for a transaction of this nature. It is anticipated that a Sonde shareholder meeting will be held in late December following the mailing of an information circular regarding the Transaction in early December to shareholders of Sonde. Assuming approval of the Transaction by Sonde Shareholders, closing is expected to occur shortly thereafter.
FINANCIAL ADVISORS
National Bank Financial Inc. and Peters & Co. Limited are acting as joint financial advisors to Marquee and Acumen Capital Partners as strategic advisors with respect to the Transaction. Each of National Bank Financial Inc. and Peters & Co. Limited has provided the Board of Directors of Marquee with its opinion that, subject to its review of the final form of documents effecting the Arrangement, the consideration to be offered by Marquee pursuant to the Arrangement is fair, from a financial point of view, to Marquee shareholders.
FirstEnergy Capital Corp. acted as financial advisor to Sonde in respect of the Transaction and has provided the Board of Directors of Sonde with its verbal opinion that, as of the date of the Arrangement Agreement and subject to review of final documentation, the consideration to be received by the holders of Sonde Shares under the Transaction is fair from a financial point of view, to such holders. A copy of the fairness opinion will be included in the information circular to be sent to Sonde shareholders for the special meeting to be called to consider the Transaction.

FOR ADDITIONAL INFORMATION PLEASE CONTACT:
Marquee Energy Ltd.
Richard Thompson
President & Chief Executive Officer
(403) 817-5561
Roy Evans
Vice President, Finance & Chief Financial Officer
(403) 817-5568
Sonde Resources Corp.
Bill Dirks
President & COO
(403) 503-7915
Rene Beaumier
Chief Financial Officer
(403) 503-7931
ABOUT MARQUEE ENERGY LTD:
Marquee Energy Ltd. is a publicly traded Calgary-based growth oriented junior oil and gas company currently focused on high rate of return oil development and production. Marquee is committed to growing the company through exploitation of existing opportunities and continued consolidation within its core area at Michichi. Additional information about Marquee may be found on its website www.marquee-energy.com and in its continuous disclosure documents filed with Canadian securities regulators on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

ABOUT SONDE RESOURCES CORP:
Sonde Resources Corp. is a Calgary, Alberta, Canada based energy company engaged in the exploration and production of oil and natural gas. Its operations are located in Western Canada and offshore North Africa. See Sonde’s website at www.sonderesources.com to review further detail on Sonde’s operations. Additional information about Sonde can be viewed on SEDAR at www.sedar.com, and on the Securities and Exchange Commission’s Electronic Document Gathering and Retrieval System (EDGAR) at www.sec.gov.
FORWARD LOOKING INFORMATION
This press release contains certain forward looking information (collectively referred to herein as "forward looking statements") within the meaning of applicable Canadian securities laws and forward looking within the meaning of the U.S. Private Securities Reform Act of 1995. Forward looking statements are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "potential", "intend", "objective", "continuous", "ongoing", "encouraging", "estimate", "expect", "may", "will", "project", "should", or similar words suggesting future outcomes. Forward-looking statements contained in this press release include but are not limited to:

•	the timing of matters related to the implementation of the Transaction;

•	the anticipated benefits of the Transaction;

•	the anticipated drilling inventory available to Marquee following completion of the Transaction;

•	the expectation of reduced operating and capital costs;

•	the accretive nature of the Transaction;

•	anticipated production levels, debt to cash flow ratios, reserves, operating net-backs, tax pools and those other metrics described under "Summary of the Transaction";

•
anticipated cash flow, cash flow per share, reserves, drilling locations, tax pools, net debt, production levels, debt to cash flow ratios and those other metrics anticipated for Marquee after giving effect to the Transaction as described under "Key Attributes of Pro Forma Marquee"; and

•	the expected size and availability of Marquee's credit facility business opportunities and financial position of Sonde following completion of the Transaction.
In addition, statements relating to "reserves" are by their nature forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future. The recovery and reserves estimates provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.
The forward looking statements contained in this document are based on certain key expectations and assumptions made by Marquee and Sonde, including but not limited to:

•	that the Arrangement and all required approvals will be completed within the timeline anticipated by Marquee;

•	that parties will be able to satisfy, in a timely manner, the other conditions to the closing of the Arrangement;

•	that the Assets continue to operate in all respects consistent with their current performance;

•	that Marquee's credit facility will be increased on the terms set forth in the letter of intent received from Marquee’s lender; and

•	that Marquee will be able to successfully implement its planned capital program in respect of its existing assets and the Assets acquired pursuant to the Transaction.
Readers are cautioned that the foregoing list of risk factors is not exhaustive. Although management of Marquee and Sonde considers these assumptions to be reasonable based on information currently available to them, undue reliance should not be placed on the forward looking statements because no assurances can be given by Marquee or Sonde that they may prove to be correct.
By their very nature, forward looking statements are subject to certain risks and uncertainties (both general and specific) that could cause actual events or outcomes to differ materially from those anticipated or implied by such forward looking statements. These risks and uncertainties include, but are not limited to:

•
risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures);

•	drilling plans and operational activities may be delayed or modified to react to market conditions;

•	regulatory approvals or availability of services causing results to be delayed;

•	preliminary production results may not necessarily be indicative of longer term results or that wells will ultimately perform on the type curves assumed;

•	changes in commodity prices;

•	changes in tax laws;

•	changes in royalty rates;

•	the uncertainty of estimates and projections relating to production, cash generation, costs and expenses;

•	imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids;

•	health, safety, litigation and environmental risks;

•	access to capital;

•	failure to realize anticipated production increases, anticipated cost savings and other synergies in connection with the Transaction;

•	risks regarding the integration of Marquee and the Assets;

•	incorrect assessment of the value of Marquee and/or the Assets;

•	failure to obtain the required shareholder, court, regulatory and other third party approvals;

•	unforeseen delays in satisfying the conditions required to be satisfied to implement the Arrangement;

•	those other risks described in Marquee's Annual Information Form dated March 21, 2013, filed on
SEDAR under Marquee's profile on www.sedar.com; and

•	those other risks described in Sondes's Annual Information Form dated March 21, 2013, filed on SEDAR under the Sonde's profile on www.sedar.com.

In addition, there are no assurances the Plan of Arrangement will be completed. As a consequence, actual results may differ materially from those anticipated in the forward looking statements and readers should not place undue reliance on the forward looking information contained in this press release.
The forward looking statements contained in this press release are made as of the date hereof and neither Marquee nor Sonde undertake any obligation to update publicly or to revise any of the included forward looking statements, except as required by applicable law. The forward looking statements contained herein are expressly qualified by this cautionary statement.
Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six
Mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of six to one, utilizing a boe conversion ratio of six Mcf to one bbl may be misleading as an indication of value.
Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sonde Resources Corp.
(Registrant)

Date:	November 5, 2013	By:	/s/ Rene Beaumier

	Name & Title:		Rene P. Beaumier, Chief Financial Officer